Filed by Gramercy Property Trust Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gramercy Property Trust Inc.

Commission File No.: 1-32248

Date: July 1, 2015

The following is a transcript of a conference call held on July 1, 2015 relating to the announcement of the proposed merger between Gramercy Property Trust Inc. and Chambers Street Properties.

Operator:                                                                    Good morning, ladies and gentlemen.  Thank you for standing by.  Welcome to today’s conference call to discuss the combination of Gramercy Property Trust and Chambers Street Properties.

At this time, all participants are in listen-only mode.  Following the presentation, the lines will be open for questions.  If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad.

As a reminder, this call is being recorded.  A replay will be available online at both company’s websites.  I would now like to turn the conference call over to Charles Black, Chairman of the Chambers Street Properties Board.

Please go ahead, sir.

Charles Black:                                        Thank you, operator.  Good morning, everyone, and thank you for joining us on such short notice.  I’m joined on the call today by Gordon DuGan, Chief Executive Officer of Gramercy, as well as, Gramercy’s president, Benjamin Harris.

I’m also joined by Marty Reid, Chamber’s Interim President, CEO, and CFO.  I hope you’ve had a chance to review the joint press release issued this morning, which is available on the investor relations sections of both company’s websites.

We have also prepared a slide presentation to accompany today’s call, which is also accessible on both websites.  Before I begin, I need to remind you this conference call and webcast include forward-looking statements.

Please take a moment to review slide 2, which contains Safe Harbor language, as well as, additional legal disclaimers governing the content of today’s call.  I’m going to spend a few minutes on the key financial and strategic benefits of the transaction, and then I’ll turn the call over to Gordon who will get into more details on the strategic rational and the direction in which we plan to take the combined company.

After our comments, we’ll take your questions.  Now, let’s turn to slide 3 of the presentation.  Let me begin by saying this is an exciting day for both organizations.  We’re bringing together 2 great companies with a highly complementary set of portfolios creating the largest industrial and office net lease real estate investment trust.

We believe it is strategically and financially compelling for Chambers and Gramercy shareholders.  A combined company is expected to be a market leader with greater scale, broader tenant and geographic diversification across North America and Europe, and additional financial flexibility.

With an expanded operating platform, we expect the combined company will be better positioned to pursue larger acquisition opportunities and increase our flexibility to recycle capital over time.

The combined company will have a highly attractive and diverse portfolio with broader geographic footprint and greater tenant and asset diversification.  And with a greatly expanded asset base and operating platform and minimum additional administrative expenses, we expect the combined company will be significantly more efficient compared to its asset base.

The combination is expected to realize approximately $15 million in run rate annual cost synergies by the end of 2016, but as you can see, this is not simply about cost savings.  As a larger entity, we expect to have greater and more cost-effective access to capital, a stronger balance sheet, a better ability to absorb market cycles, and a stronger and more predictable earnings and dividends growth trajectory.

This is a situation where the whole is greater than the sum of its parts.  The fact that this merger has been structured as a 100 percent stock deal allow shareholders to participate in the upside of the combined entity.

We also intent to leverage Chambers Street’s Goodman assets to accelerate the growth of the combined company’s European operations.

The key terms of the transaction are as follows:   This is a merger of equals, under which Gramercy shareholders will receive 3.1898 shares of Chambers for each share of Gramercy stock they own.

The transaction is expected to be tax-free to shareholders of both companies.  Upon closing of the merger, which is expected in the fourth quarter of 2015, Chambers shareholders will own approximately 56 percent and Gramercy shareholders will own approximately 44 percent of the combined company.

I will be the non-executive chairman of the combined company’s 10-person board, and will be joined by Gordon as CEO and Director, as well as, 4 other appointees to the board from Chambers and 4 from Gramercy.

Each company will maintain its current dividend policy until the close of the transaction.  After close, the new company expects its dividend policy payout ratio to be lower than the current Chambers Street ratio and higher than the current Gramercy ratio.

The combined company will retain the Gramercy name and headquarters in New York City and expects to continue to trade on the NYSE under Gramercy’s current ticker symbol.

Moving on to the next slide, the Gramercy management team will lead the combined company with Gordon as chief executive officer, Ben Harris as president, and Jon Clark as chief financial officer.

Marty Reid will serve as head of transition for the combined company and Nick Pell will serve as our head of investments.  I should also note that Gramercy executives have agreed to waive their change of control provisions under their 2012 Outperformance Plan.

By leaving the plan in place, their performance incentives remain directly aligned with the interest of shareholders.  Bringing in such a seasoned and proven management team was obviously a significant factor to all of us at Chambers.

I have had the good fortune of getting to know Gordon and his team as our discussions have progressed.  We are pleased to have the opportunity to join with Gramercy’s management team and are confident that they will drive market-leading returns for shareholders.

Slide 6 illustrates what I’m talking about.  We believe the Gramercy management team has an unparalleled track record of value creation, exceptional operating expertise, and deep experience repositioning, releasing and optimizing asset portfolios.

Since Gordon became CEO of Gramercy in July 2012, he and his team have delivered total shareholder return of more than 140 percent making Gramercy the top-performing U.S. rate over that time period.

More recently from Q1 2014 through Q1 2015, Gramercy’s core FFO per share grew 126 percent and the company has raised $1.7 billion in capital in 2014 and 2015 year-to-date.

And importantly, Gramercy also has a track record of dividend growth having grown its dividend over 40 percent in the last year.  We are confident they will drive dividend growth at the combined company in the years ahead.

With that, let me turn the call over to Gordon.

Gordon DuGan:                                 Thanks, Charles.  We’re on page 7 of the presentation, but I wanted to say something to start on a personal note.  Today is actually the third year anniversary to the day of when Ben, Nick and I started at Gramercy, and the vision when we took over — well, it was a pretty small company at the time — was to create a best-in-class rate from what was at Gramercy.

This merger is just another step in that — in that dream.  Combining these two portfolios and these two companies is a step in that direction that we started three years ago, and that’s one of the reasons why we waived our change of control acceleration on the (L-Tips) to keep those outstanding and stay aligned with shareholders because, again, this is just another step in the road of building that best-in-class net lease rate.

If you look on page 7, you’ll see one of the reasons we’re so confident about this transaction.  It’s the strength of the combined portfolio.  The combined company will have an enterprise value of approximately 5.6 billion, assuming (Inaudible) Hudson is not part of the portfolio with 288 properties, 52 million square feet, focus in major markets across the U.S. and Europe.

Eighty-five percent of the company’s real estate assets will be in target markets.  This is very unusual in the net lease industry that we have two companies that have a similar and complementary investment focus of investing in institutional quality assets and major markets and one of the reasons why we’re so excited about this transaction for both companies.

Our top — our top 10 in exposure is less than 7 and a half percent.  Top 10 tenants represent less than 30 percent.  We’ll give a little more play of that later on.

Forty-three percent of our tenants in the combined company will be investment grade, and the combined portfolio average lease term will be greater than 7 years.  Our increased scale allows for asset recycling to reduce our office exposure over time while continuing to grow.

We intend to do this through dispositions and acquisitions of non-office properties reducing our office holdings to approximately 25 percent over the long-term of the portfolio over the long-term in line with our stated targets.

We will maintain low levels of secured debt giving us enhanced flexibility to sell assets, reposition portions of the portfolio with minimal free payments expense.  Page 8 — turning to page 8, you can see the complementary and diverse nature of our portfolio and tenants.

This helps both companies to combine these portfolios.  As you can see, Chambers’ portfolio like ours is focused in industrial and office sectors.  And our management teams know how to operate and optimize the combined company’s assets.  We’ll talk a little bit more about the asset management component of this transaction, which is very important.

If we move on to page 9, you’ll see additional information about the complementary nature of the combined portfolio.  Not only will we have greater diversity across our tenant base, we’ll have greater diversification across geographies as well.

As you see, we are in attractive markets, but importantly no one market will represent more than 10 percent of the combined company’s total ABR furthering our ability to withstand market cycles as they happen.

Slide 10 shows our combined geographic footprint.  Though we will be larger and more diverse across tenants and geographies, the focus remains on industrial and office assets in major commercial real estate markets.

These markets have highly attractive characteristics including a strong diversified employment base, there are growing cities with good demographics, typically business-friendly local governments and good infrastructure, and have strong regional and international trade linkages.

Slide 11 shows the diversity of our pro forma tenant base.  No one tenant will represent more than 7.3 percent of the combined company’s ABR and as you can see, our largest tenant, Bank of America, it drops off very quickly after that below 5 percent.

We’ll have several top 10 tenants that represent less than 2 percent of ABR and the top 10 tenants of the combined company will represent only about 30 percent of the total annualized base rent.

Slide 12 lays out the lease maturities of the combined portfolios.  Again, on average, the majority of the portfolio is comprised of leases that expire in 7 years or more, and we see a good opportunity to apply our experience and expertise and repositioning and releasing.

If you go to page 13, it’s a good summary of that experience.  Those of you who know us know that our asset management and property management team has a particular expertise and unique experience with single tenant assets.

In essence, we’ve been working out the old AFR portfolio for 7 years.  So we have a very unique experience with single-tenant office assets.  That, I think, is as good or better than anyone else.

The asset management team has executed significantly seeing disposition activity in our own and managed portfolios.  You’ll see that the Chambers Street team has done a terrific job of leasing and combining that with our expertise on the asset management side, I think, is a very powerful combination.

In 2012, we have signed approximately a hundred leases for 1.1 million square feet.  We’ve renewed or extended approximately 200 for 1.2 million square feet.  And the Gramercy Asset Management team had successfully completed approximately 400 individual property sales totaling $1.4 billion and an average cap rate of 7.3 percent.

Those staffs are pretty stunning and I think many investors are not fully aware of just how much experience and how battle-tested the asset management team has — that has been carrying that out.

Slide 12 — slide 14 — excuse me — provides a snapshot of our pro forma balance sheet.  Undoubtedly as the larger entity, the combined company is expected to have greater and more cost-effective access to capital, a stronger balance sheet, and a strong and more predictable earnings and dividend growth trajectory.

Additionally, the combined company will have a higher unencumbered asset base giving it enhanced flexibility to sell assets and reposition portions of the portfolio with minimal prepayment expense as I mentioned earlier.

Both Chambers and Gramercy are rated BAA3 by Moody’s, a rating that we expect to maintain post-close.  Obviously, Chambers also has a rating from S&P, which Gramercy does not.

Slide 15.  As you can see from slide 15, we expect to capture 15 million in annual G&A synergies with two-thirds of those savings from personnel changes, the other third coming from non-personal related expense reductions.

I should say that net lease companies are the most scalable of all commercial real estate businesses, and so the synergies that come from a larger portfolio are directly related to the scalability of the business, and as a net lease business, it’s more scalable.  It’s very intuitive that those synergies would be realizable in a net lease company in a much greater way than almost any other real estate sector.

Another sector that might be similar is some of the health care triple net companies.  We expect to realize 60 percent of that run rate savings by the middle of next year and the full amount by year-end.

This translates into approximately 4 cents a share for the new company.  Ultimately, with a greatly expanded asset base and operating platform and minimal additional administrative expenses, the combined company will be significantly more efficient compared to its asset base.

We give that efficiency measure in the deck and I think it’s quite powerful.  Slide 16, this is very important.  The near-term action plan, as you can see, were very excited about the financial and operational benefits this merger will create for both sets of shareholders.

We have a clear plan for the combined companies and expect to hit the ground running.  Our primary focus is going to be achieving the synergies that we mentioned, reducing our office exposure and getting in line with our long-term stated goal of 25 percent, growing our European portfolio through our expanded Gramercy Europe platform, maintaining our strong balance sheet and higher unencumbered asset base giving us enhanced flexibility to sell assets and reposition portions of the portfolio.

And then lastly, improving the quality — or second to lastly, improving the quality and predictability of our earnings and enhancing our ability to absorb market cycles.

And last, but not least, closing and resetting the dividend, growing that dividend, which will be a priority for us to achieve.

Before I close, as I mentioned, three years ago today Gramercy as it is now was formed to create a best-in-class net lease rate.  We’re very well aware that great companies are REITs and REITs that we admire like Ventas and Realty Income.  They’re not created in three years.  They’re not created in five years.  But are created over a longer period of time with deliberate effort to create shareholder value.

This is just another step in that process for our combined companies to create the next best-in-class rate.  This concludes the prepared remarks of our presentation.  Operator, I’d like to turn the call over for Q&A.

Operator:                                                                    We will now open the call to questions.  If you would like to ask a question, please press star, then the number on your telephone keypad.  We do ask that you please limit your questions to one and one follow-up to allow for broad participation.  Thank you.

Our first question is coming from the line of (Mitch Germain) with JMP Securities.

(Mitch Germain):                          Good morning.  Gordon, are you — are you planning on acquiring the European assets through the joint venture, or is that going to be housed on Gramercy’s or Chambers Street’s balance sheet initially?

Gordon DuGan:                                 Our ultimate goal is to have them move into the venture.  They are — the Chambers Street assets are part of an 80/20 joint venture with Goodman, which is a, you know, terrific operator in Europe.

And so, you know, we will begin a dialogue with them about what’s the most appropriate way to house those assets from their standpoint, our standpoint, and come up with something that works.

But ultimately, we would like to move either the interest in the J.V. over to our European J.V. or move the assets depending on, you know, our conversations with Goodman.

(Mitch Germain):                          OK.  And then I’ll get back in the cue.  One more for me.  Just two weeks ago, Gordon, you said nothing transformational when we were at (NAREIT), you know, stick to the bread and butter, buy an industrial, and so since that time, we’ve had lifetime and now, we have this deal.

Just, you know, strategically speaking, you know, I just wanted to kind of pick your brain as to, you know, how do you think, you know, the strategy plays out from this point on?

Gordon DuGan:                                 Well, you know, I think if you look at any point in time, you know, we talked a lot about transformational, you know — you’ve asked many times about transformational transactions, you know?

I think it’s important.  You won’t see the word, “transformational” in any of our comments and presentations because the — there’s no one thing that transforms a company.  A company is created through a series of steps, you know, along a continuum.

If you look at the great businesses, the (Ventas), the Realty Income — reality incomes, the NNNs, they’ve been created through very deliberate steps along the path, including, I might point out, some mergers to create larger, more scalable businesses.

So I think that, you know, obviously we don’t comment on things that might happen in the future as we go, but it’s very important to note that this is just another step in the path of creating, you know, what we’ve had from the beginning, which is a best-in-class net lease rate focused on industrial and office properties.

And what’s unique about the Chambers Street and Gramercy portfolios coming together is how complementary they are.  They’ve been focused on major markets.  Other investors will focus on secondary and tertiary markets.  Neither of us have.

So it’s a unique situation where the portfolios are very complementary.  We’ve created a much bigger, more diverse company.  And one of the benefits I also talked about, as you’ll recall, one of the major trends in corporate America today is shareholder activism to force companies to sell off owned real estate, and the — and that trend’s just, you know — just getting started or just, you know, pushing along.

It’s happening at Macy’s.  It’s happening at a whole variety of companies.  And if you’ll remember the lifetime transaction was a direct result of shareholder activism aimed at lifetime to get them to sell off owned real estate.

They sold off a billion dollars of owned real estate.  We bought a third of it along with two other investors, and the biggest complaint about lifetime was actually it’s just — it’s proportion to the company.

It’s not — it — you know, people have said, wow, this is a big slug for Gramercy.  And so one of the — you know, one of the strategic benefits here is with a larger company, our ability to be a factor in a world where companies are being forced to sell off owned real estate through the sale lease back is very greatly enhanced.

This combined — you’ll just look at the tenant exposure.  Lifetime is less than 5 percent.  It would be a, you know, much less of a discussion point and, you know, I think that we’re just in a much better position to take advantage of that.

So I think this is very, very consistent with our strategy of building a best-in-class industrial and office rate.  The assets are very complementary.  The platforms are complementary and the scale gives us a much expanded opportunity set.

Operator:                                                                    Our next question comes from the line of (Jason Arsoner) with CJS Securities.

(Jason Ursaner):                                Good morning.  Congratulations on that transaction.

Gordon DuGan:                                 Good morning, (Jason).

(Jason Ursaner):                                Just the first question I had, it looks like Chambers, you know, obviously has a shorter average lease duration, you know, almost 40 percent of their portfolio was scheduled to turn over in the next 5 years through 2020 and then a pretty big chunk in 2021.

You know, occupancy levels have kind of been one of the focus points for that company.  So just as someone less familiar with it, you know, what can you add in terms of the releasing and repositioning plan for the Chambers Street portfolio in the next couple of years?

Gordon DuGan:                                 Yes, I think if you — you know, one of the things that Chambers Street management, I think, done a very good job of is showing the — you know, the resilience of the portfolio through lease rollover.  Occupancy levels have stayed very high.

They varied a little bit, but they stayed generally very high because it’s a — it’s a very high quality portfolio.  We — what we were able to do is over the, you know, months of negotiation and diligence, it will (inaudible) asset by asset, and, you know, what we found is a — is a — from our, you know, subjective perspective is a portfolio that was better than we expected and we knew it was a good portfolio.

And so, you know, we’ve been able to go through underwrite asset by asset, you know?  It’s a terrific portfolio.  It’s very complementary.  There is some lease role as you see in the slide.

Their team has been out in front of that lease role and it’s been working on a lot of things behind the scenes that, you know, isn’t out there.  And between, you know, their team and our team, you know, we’re — we feel very comfortable.

It’s important to note that there — that Gramercy has a really fulsome operating platform for this type of business we have.  Over 50 employees dedicated to asset management property management leasing, project management.

It’s kind of a little known part of our business because everybody’s been focused on the growth on the acquisition side, but it’s a very fulsome fully integrated asset management platform.  There’s no — there’s nothing that in a challenge of a release, repositioning or sale that we haven’t done.

And then you combine that with a very experienced asset management team that’s been on top of these assets and has a pretty good — you know, a very good feel for where they’re going, you know, I find it, you know — we’re very — you know, we’re very excited about that.

You know, there are challenges with lease role, but we think we have our finger on the pulse of that lease role, and believe it or not, some of the fundamentals in a lot of these markets are good and improving.

And so, you know, we’re seeing it in our own portfolio.  We had a release in Jacksonville.  We leased out 15,000 square feet to a tenant in the BofA campus at a significantly higher NOI than BofA’s paying.

It’s not very material.  It’s only 15,000 feet, you know, we’re seeing good fundamentals across our portfolio and I think it’s fair to say Chambers Street’s seeing the same.  As the economy improves and as the job numbers improve, there — you know, there are good fundamentals in both portfolios.

Rollover’s always a challenge, but I think we have a — you know, between us and the Chambers Street team, we have it, you know, very well understood.

(Jason Ursaner):                                OK.  And how did the New York/New Jersey properties fit in with that?  You had mentioned something about the Hudson Street properties, you know?  It looks like those two and the other couple in the area are, you know, pretty significant value.

I guess, just, you know, for those not following the story for a long time, well, what is kind of the thesis on those assets?

Gordon DuGan:                                 Yes.  So 70 Hudson has been an asset of some focus, you know?  The Chambers Street management has been, you know, very correct about its positioning, which is it has, you know, little downside effect.

The plan is to sell it and there’s a secured loan on the facility that, you know, the management of a rate worked.  It has a fiduciary responsibility to shareholders.  So if the best option is to use the proverbial give the keys back, then that’s what — you know, that’s what makes sense.

So 70 Hudson, in my view, a lot of noise and not a lot of effect.  90 Hudson’s a fully-leased building, over 12-year average lease term.  Terrific building right on the water, and, you know, it’s a very good asset.

The rest of Northern New Jersey are good assets.  We both have assets in Northern New Jersey.  If you look at the last slide in terms of the plan for the business going forward, we have identified with the Chambers Street Management team assets for sale.

We aren’t ready to identify those publically, but we have looked at — across the portfolio and feel very good about selected asset sales including potentially exiting certain geographies.  More to come on that, so we’ve had our hands full on both sides recently.

But we do have an asset plan and that includes a variety of assets that both us and Chambers Street agree on.

(Jason Ursaner):                                OK.  Appreciate all the details.  I’ll jump back in the cue.  Thanks.

Gordon DuGan:                                 Thanks, (Jason).

Operator:                                                                    Our next question comes from the line of (Dan Donlan) with (Ladenburg Thalmann).

(Dan Donlan):                                          Thank you and good morning.

Gordon DuGan:                                 Hey, (Dan).  Good morning.

(Dan Donlan):                                          Good morning.  So Gordon, can you maybe talk about when this process of talking with Chamber Street, you know, first started and, you know, kind of how you see, you know, CAPEX trending for this portfolio maybe over the next couple of years?

Gordon DuGan:                                 Yes.  So — and I’ll let Ben talk a little bit more about the CAPEX because obviously each asset class in the net lease space or commercial real estate space has different CAPEX requirements, office being at the very high end, and industrial and retail being lower.

One — so the — we’ve been in discussion for quite some time.  There will be a proxy file that details all the asset.  I’d rather not get into that piece of it, but it’s been some time, and long enough that we’ve been able to really dig in with the Chambers Street people and see how complementary the assets are.

And obviously, our big — our big question from Gramercy’s side was let’s look at the lease role, let’s look at the CAPEX and understand that better.  One of the — one of the things that came out of that analysis from our perspective — my perspective was the fact that of their lease role over the next four years, if you exclude 70 Hudson for the obvious reason that it’s a sale, it will be sold one way or the other.

If you exclude that and you look at the lease role over the next 4 years, I think an unappreciated aspect of that is that roughly 50 percent of that lease role is industrial and 50 percent is office.

And I think there’s a — you know, we’ve heard a lot about, you know, various portfolios and I think there’s an overestimation of the office role in the portfolio.  I was for one surprised to see that 50 percent of the lease role was industrial in the portfolio once you exclude 70 Hudson.

And obviously then the next question is what’s the CAPEX, you know, requirement and we have spent — we did an asset-by-asset rollup of CAPEX, all the rest of it.  Obviously, Chambers Street already had done the same, but, you know, we did our own underwriting on the — you know, on an asset-by-asset basis.  And Ben?

Benjamin Harris:                          I think one of our goals with the combined portfolio is what we’re describing as improving the quality of the earnings, and that’s going to be achieved through lengthening the average lease term across the portfolio through selected dispositions, and through significantly lowering that ongoing CAPEX achieved through the reduction in office exposure.

And so I think we’ll — in — we will lay out a specific disposition plan and some specific targets, but that’s really when we’re talking about improving the quality of the earnings. We want to — we want to have this portfolio generate the cleanest and most predictable stream of free cash flow, and really that’s what we’re looking at as a determinant in setting a dividend policy.

We want to set a dividend policy that provides us with plenty of flexibility and plenty of head room to meet any near-term and long-term capital needs.

Gordon DuGan:                                 A good example of that, (Dan), we did that in the Bank of America portfolio.  I don’t know if you remember.  We — the bigger portfolio contained two large office buildings.  One was 132 South LaSalle, was it?

Male 1:  231.

Gordon DuGan:                                 231.  I’m just look — this morning — excuse me — 231 South LaSalle in Chicago.  It’s — I started falling in love with the building, and then stopped me from falling in love with it.

It’s a very CAPEX-intensive building.  So we sold that and then we sold the building in Charlotte, The Parkway, which was also a capital-intensive very good building.  By the way, Parkway sold it for a profit of what we sold it to them.  A fairly substantial one.

But we exited the asset because it — of its capital-intensivity and we didn’t want to be in a position where we were in that business, which is a slightly different business at the — at the very high end of capital-intensive office buildings.

So we sold both Parkway and 231 South — both Charlotte and 231 South LaSalle for those very reasons.

So, you know, we have a — you know, we have experience doing that, and again, sometimes you sell it.  We sold the building at Parkway, they sold it to somebody else, they made a bunch of dough, but that was, you know, part of our strategic, you know — our strategic goal is to, as Ben said, I think — and I think really very well, improve the quality of earnings by having earnings come from lower CAPEX assets.

(Dan Donlan):                                          So it’s more about selling assets, to have CAPEX versus, you know, worrying about near-term lease role than anything else?

Benjamin Harris:                          I think it’s going to be achieved through a number of things.  I think we’re going to need to — or we will pursue blend and extend initiatives with tenants to push the lease term out and decrease the potential lease role.

We will dispose of assets and, you know, we will reposition and dispose of assets.  I think, you know, to achieve — to achieve value for the shareholders, we’re going to need to be able to, you know, have success on all three of those initiatives, but I think as a — as a team and as a combined platform, we have a pretty unique skillset to be able to do that.

I think single tenant office and industrial assets really are operating real estate assets that require real estate expertise to be able to manage effectively and the experience that we bring from the work out of the AFR assets and the experience that Chambers Street brings from their management of their portfolio, I think, is a very — as Gordon said, a very powerful combination and I think something that we can bring to bear on this portfolio.

You know, the other thing I’d add is that the scale — we talked about some of the benefits of the scale of this transaction.  I think the combined company or by combining these two companies, it gives — it gives the combined company enormous head room to be able to work through a lot of those initiatives.

So we’re not, you know, as a — as a combined company, we’re not beholden to individual assets in a — in a — in a way that each individual company is and as — and, you know, separate it.

So I think that — I think that’s also an important part and, you know, what we — what we will look to do is selectively dispose of assets, recycle capital into longer-term assets, you know, work the owned assets to reposition them and, you know, really stay focused on improving that quality of the earnings stream.

Gordon DuGan:                                 (Inaudible) say on that, (Dan), there’s a — you know, there’s obviously been a very volatile capital markets for rates recently, triple net rates in particular, but generally all rates, and the — what’s interesting is the private market activity is actually quite strong.

Recent strong sale, investment sales are strong.  There’s a strong bid in the private market for well-leased cash flowing assets that, you know, the public capital markets have sort of tossed aside recently, but that’s not true in the private markets, and so we think there’s some real opportunity there and, you know, to the extent of their skepticism, we’re — you know, we’re going to work to prove that wrong.

(Dan Donlan):                                          OK.  I’ll move back in the cue.  Thank you.

Gordon DuGan:                                 Thanks, (Dan).

Operator:                                                                    Our next question comes from the line of (Jeff Spector) with Bank of America.

(Jeff Spector):                                           Good morning.  Appreciate all your comments about scale, triple net business.  Can you just discuss a little bit more how we should think about acquisitions for the remainder of the year, maybe in the context of a growth rate for the combined company?

Additionally, you know, why at this point — I know you’re focused on office and industrial.  I mean, with that scale, is there a possibility or a plan at some point to, you know, break into other segments under triple nets?

Gordon DuGan:                                 So (Jeff), let me — let me take a couple of those — of those questions in terms of, you know, investment opportunity.

I’ll start with that.  And when we did the lifetime transaction, we knew that there would be a variety of questions related to it.  We were looking at three portfolios, two of which were easier for us to explain and would probably raise your eyebrows, but we didn’t like them as much.

And so what I would say on that is on the specialty retail side, the only — the — we have a very targeted interest in specialty retail, which is what the lifetime transaction was, which are sale leasebacks off of corporate balance sheets where we can differentiate ourselves as a buyer.

And interestingly in a sale leaseback transaction, price is not the foremost determinant of who gets chosen.  It’s actually credibility because it’s typically a financing transaction in the lifetime situation that three investors, including ourselves, funded into the buyout of the company.

(Leonard Green) and TPG were putting up a billion 3 of equity, and at that moment, they couldn’t get a call from a real estate investor saying, hey, guys, I need a couple of more weeks for due diligence on this portfolio.

So they — when (Leonard Green) and TPG and lifetime chose the investors for those portfolios, they chose among a very small group a very credible investor who have a track record in the sale leaseback business.

And so where our interest is in specialty retail — and let me also say, we’re not interested in restaurants.  We’re not interested in Darden assets.  There are a bunch of things that we can be very clear about we’re not interested in.

Another example of an asset class we would be interested in is Travel Centers of America.  Travel Centers have almost a infrastructure-like quality to them very similar to net lease, very steady cash flows.

There was a sale leaseback available to us in the Travel Center space we’d be quite interested.  So our interest in the — in the specialty retail is very narrow.

Most of the specialty retail market is what I consider a commodity market, the trading of Walgreens and CVSs and Rite Aids and Dollar Generals and Family Dollars, and that’s a commodity business where these assets trade almost like bonds among investors.

And we have no interest in that business.  Only interest in an area where there can be discernable value-add by being a buyer of those assets.  So I hope that answers it.  It’s a very limited and focused interest in that area.

And part of it is we’ve gotten to the scale where we’re a much more credible buyer with the cost of capital advantage to most sellers of corporate real estate, and this transaction only gets us further along by every credit metric that both companies are greatly improved from a credit standpoint.

So we think we’re an even more potent force than that in that marketplace.  And I’ve answered the question for so long I forgot what the first part of your — of your question was.

(Jeff Spector):                                           No, thank you, that’s very helpful.  And then just on, you know, growth from here, I guess, how we should be thinking about acquisitions for the remainder of the year, kind of the combined growth of the two companies when we’re, you know, thinking about our estimates and models.

Gordon DuGan:                                 It’s — you know, we don’t have updated guidance, and that’s something that both companies will work together to provide.  In the short-term, what I would say is that the key to creating value, if you look at (Ventas), if you look at Realty Income, they’ve gone from similar sizes to what this combined company is to much larger sizes, NNN and others, and have created significant shareholder value.

And it’s all been through external growth.  So external growth is still the key to our business, but at any point in time depending on where our stock price is trading versus where private market assets are trading, you know, is it time to either hit the accelerator as it has been for the last three years or to pause on the accelerator, which is what I think it is today given what’s happened with the triple net lease industry in terms of stock prices.

We don’t expect to issue equity and be in the capital markets and grow through that unless there’s something very opportunistic, but that would not be the base plan and I think you’ll see that across the triple net space as the market has — the capital markets have reacted very severely to triple net stocks.

That’s really a little bit out of sync with where the private market is for these assets.  So this is a time to pause on that, recycle capital, and wait, you know?  Our job is to buy when we can buy it in arbitrage of where we’re trading versus where private — where assets can be bought in a private market, and that’s always the same calculus.

There are just times when the stock sell off and it’s time to pause and I think — I think now is the time to pause and, you know, will be of a scale that will be able to recycle capital and look for earnings growth from that activity rather than, you know, from external growth just for the moment.

And I hate — I hate to say that too strongly because it’s a very dynamic equation, but the larger picture is the big blue chip external growth-oriented rates like (Ventas), NNN, and Realty Income have, you know — have — there’s significant headroom from the size company where we are up to the size company where they are, we hope to be, but only if we can do it while driving significant shareholder value.

But the last comment I’d make on that just in terms of what the growth opportunities are and the biggest macro picture, you know, (Green Street) pointed out that of all the sectors they cover, net lease is the least stone and public company forum only 3 to 5 percent of net lease assets in their view are in public company forum.

So it’s still the most fragmented and available for external growth.  It just has to be done very thoughtfully.

(Jeff Spector):                                           Thank you very much.  Congratulations.

Gordon DuGan:                                 Thank you, (Jeff).

Benjamin Harris:                          Thank you.

Operator:                                                                    Our next question comes from the line of (Ki Bin Kim) with SunTrust Robinson.

(Ki Bin Kim):                                                Thank you.  So I realize this deal is structured as a merger equals an all-stock deal, but maybe this is a question for more for Charles.  You know, if you look at Chamber’s — implicit Chamber’s view stock price at, you know — with the deal, economics as it is, I mean, it basically is, you know, selling the company at a, you know — at a since IPO, low stock price, right, at, you know, $7.30 and change.

Just curious, you know, what was your thought process of being standalone, getting a new CEO and trying to survive that wave versus — I mean, I realize this is a stock-for-stock deal, but still effectively pricing their stock at $7.30 or so.  I would’ve just assumed that would’ve been a little bit more upside on a deal like this for a Chamber (inaudible).

Charles Black:                                        So Gordon, this is Charles.  I’ll respond initially and then you can follow-up as well, but the exchange ratio was a result of a extensive negotiations between the parties.  It represents the value that our board, the Chambers Street Board, determined when taken together with the expected synergies and looking at the continued opportunities represented the best full and fair value reasonably available with the shareholders.

So another aspect to this is our shareholders are going to — are going to be the beneficiaries of 56 percent of the growth of the platform that Gramercy’s management will create in the future.

Based on a 20-day view op of $8.03 for Chambers Street and $24.98 for Gramercy, the implied exchange ratio was 3.1117.  Gordon, do you have anything to add to that?

Gordon DuGan:                                 Yes, I would just add, you know, the — this has been an extensive discussion between the companies and the beauty of a stock-for-stock deal is that everybody shares in the upside, and it’s really a win for both companies if we can drive the company forward in the way that we intend to drive it forward.

So the — while there’s a — while there’s a very intensive negotiation, one the deal closes, both groups of shareholders share in the upside, and that’s — we really like, you know, the — what we really like about it is that win/win aspect that if this thing’s very successful, we’re going to look back and both sets of stockholders are going to be extremely pleased and, you know, that’s our job and, you know, I can promise you we’re going to do everything we can to drive it in that direction.

(Ki Bin Kim):                                                OK.  And as a follow-up, I know you said — I know there’s a prior proxy coming out soon, but just two quick ones:  One, you know, what is the breakup fee to both entities, and also was this in a — maybe a quiet way a more open process to other potential bidders?

Gordon DuGan:                                 You know, the — all that stuff will be in the proxy.  So I’ve been strictly instructed to say that it will be in the proxy.  So unfortunately, we’ll just have to wait for the proxy to show that.

(Ki Bin Kim):                                                OK.  Thank you.

Gordon DuGan:                                 Thanks.

Operator:                                                                    Our next question comes from the line of (Todd Stender) with Wells Fargo.

(Todd Stender):                                   Hi, guys.  Thanks.  As of Q1, Chambers Street had a pretty sizeable line balance.  The line of credit balance was pretty high.  And Gordon, you kind of touched on equity.  Can you talk about what the line of credit balance looks like, just kind of thinking about what you need for long-term capital is right now, and could you raise equity between now and the closing of the deal in Q4?

Gordon DuGan:                                 I’m sorry.  We’re knocking over our water bottles here.  Let me go back to that other question.  Someone just corrected me.  The merger agreement will be filed later today.  This is — this is my first time through an M&A deal.  So the merger agreement will be filed later today.

So some of the information will be contained in there.  So I want to just correct that.  And then Ben, do you want to take the question?

Benjamin Harris:                          Sure.  I think the way — the way we’ve been looking at the balance sheet, the combined company, you know, is — will be of low leverage, high liquidity balance sheet.  We plan on, as we’ve been talking about, recycling significant amounts of assets through either sale outright or sale into joint ventures, or sale into partnerships.

And, you know, so at this time, we think the company’s very well capitalized and there would not be a need to raise equity, you know, and really in any sort of foreseeable scenario.

(Todd Stender):                                   Thanks for that.  And then just talk about the asset sales.  Could we see Chambers Street asset sales begin to trade?  Could we see the asset sales materialize over the next couple of months prior to the merger?  But this is a strategy that needs to be in place after the merger’s gone through?

Gordon DuGan:                                 No, it can — it can happen in the meantime and they’ve continued to sell assets, you know, some of which haven’t been announced.  So there’s more to come on that, but yes, you should expect that both portfolios will continue to be managed.

We — on the — on the Gramercy side just went into contract on a — on a suburban office building in California at a 7/1 cap that we expect that to close in 30 days.  Similar stuff’s happening on the Chambers Street side as we speak, and so we’ll be able to give a lot more fulsome description, but it will continue to be actively managed in this interim period on both sides in a way that’s best for each of the respective shareholders and ultimately the combined shareholders.

The last thing I’d say on that is we do at some point plan to do an investor day to get into more detailed plans and responses to have everybody meet the asset management team as, you know — as it comes together.

And so we’ll be able to provide, you know, tons and tons of detail.  For those who have been Gramercy shareholders know we love to — any time an analyst or somebody’s had a question or recommendation on further disclosure, we’re happy to give it, and that will continue to be, you know — both companies will continue in that, you know, transparent way and the new co, you know, together will be — you know, we strive for that.

(Todd Stender):                                   And the next question is for Charles.  Can you just kind of go through your thought process for any of the other strategic alternatives you look for for Chambers Street or maybe what the process look like, and just kind of to touch back on what (K. Bin) had asked?

This is being done, we estimate, at a discount to Chamber Street’s NAV.  So we just wanted to hear about what other alternatives or maybe the strategies you’ve thought about.

Charles Black:                                        Well, first of all, there will be more details about the process followed in the merger proxy that will be filed in due course by Chambers, but the Chambers Street Board conducted a thorough process with the assistance of our advisors, and we’re very comfortable that the path forward that we’ve selected, this transaction with Gramercy offers the most promising result of our shareholders.

(Todd Stender):                                   OK.  Thank you.

Operator:                                                                    And our next question comes from the line of (Wilkes Graham) with Compass Pointe.

(Wilkes Graham):                        Hi, Gordon.  Good morning.  You’ve talked a lot about, you know, the benefit scale.  I think there look like there’s clear benefits of scale here in this transaction getting larger and even trying to get up to the size of some of the larger peers.

Presumably, you know, those companies trade at higher multiples because of the size and skill that they have, but I’m curious given your size now, are you too big not to be able to continue to go after individual off-market deals at higher cap rates?

And maybe along those same lines, can you still invest going forward as you look at external growth, can you still invest going forward at similar spreads that you have been given that you should have a lower cost of capital now?

Gordon DuGan:                                 Yes, I think — the — you hit exactly on the tension of the — of the business going forward, which is the larger scale, has a larger denominator, which is harder to grow, but the larger business typically has a lower cost to capital, which allows it to be more competitive to buy both individual assets, and more importantly portfolios.

We’ve looked at a series of portfolios and with a smaller scale, we’re very cognizant of how those things throw off our metrics whereas with larger scale, we’re able to take proportionately the same investment size and grow the business, which means larger portfolios, and I would point out that, you know, the — we’re trying to do that at a time when, you know, the largest and arguably the most disruptive player in buying portfolios is on the sidelines.

So, you know, we feel — we’ve been talking about that trend generally. I would point out that there are a variety of companies such as NNN, you know — I keep using (Inaudible) as you would expect because they’re, you know, terrifically well run companies, you know?

We have a very well-trodened path of how do you grow a business from what this combined size is, grow that business.  And when I — you can grow the business.  I don’t mean grow the asset base necessarily.  It’s grow earnings per share.

And we think size is a derivative of success, not the cause of success, and so we’re very mindful about allocation of capital, making sure that it’s being allocated accretively and when it can’t be allocated accretively, we’re not going to buy things.

So, you know, that’s the primary focus of any rate management team, but especially rate management teams focused on external growth and it, you know, struck me how, you know, Realty Income, (Ventas), NNN have all grown from a similar basis to what this combined company is.

They’ve been able to grow earnings per share significantly, and by the way, they’ve also ended up with various approaches to size.  (Ventas) is a mega rate.  Realty Income is somewhere in-between.  And NNN has maintained a somewhat smaller equity base bigger than this combined equity base, but they’ve tried not to get too big with their equity base so that they can maintain earnings per share growth for the — for the way they operate the business.

So not only can we grow size, we can — not only can we grow size, but we can grow earnings per share.  And that’s the true measure of, you know, obviously enhancing shareholder value.

Benjamin Harris:                          I’d add one thing.  Our bread and butter business of, you know, primarily small and middle-sized industrial transactions will remain a very core part of what we do.  I think that what we — how we think about this is as a — as a combined company, the opportunity set has been increased substantially.

So we’ve been talking a lot about Lifetime Fitness.  There are a lot of — we believe there are a lot of potential transactions very similar to that on very attractive assets and we think the combined company is much better positioned to access and complete transactions like that.

So we really view this as a — you know, while there’s a denominator effect, we have a much better growth platform at our — at our current size, and we’re not — you know, as Gordon pointed out, we’re not — we’re not so big that it’s, you know, steering a battleship here.

We’re still — you know, we’re still of a — of a size that — where we can generate, you know, very attractive growth.

(Wilkes Graham):                        OK.  Thanks.  And maybe just logistically, you referenced the Investor Day.  I know you were planning on doing an Investor Day for Lifetime Fitness.  Are you — is that still a plan or is there going to be sort of a combined...

Gordon DuGan:                                 I think we’re going to pivot, but if you’re in New York, we’ll drive out to (Florham Park) together and get a beer.  But I think we’re going to have to pivot to something bigger, but we’re also interested in input on that.

I do — I do want investors and analysts to see a Lifetime facility.  If you haven’t, they’re unique and I’ve rarely heard anybody, you know, (inaudible) it, but — so it’s a good question, (Wilkes).  Let us — let us think it through when we come up for air.

(Wilkes Graham):                        OK.  Thank you.

Operator:                                                                    Our next question comes from the line of (Mitch Germain) with JMP Securities.

(Mitch Germain):                          Thanks for taking my question.  Just curious, Gordon, I know from your perspective, comp plan going to remain in place.  I’m curious, you know, with regards to Mr. Black, is he going to be adopting some sort of similar compensation structure, which is tied to a share price?

Gordon DuGan:                                 Is that a question for me, (Mitch), or Charles?

(Mitch Germain):                          I think it’s a question for Charles.

Charles Black:                                        Well, (Mitch), we’re going to — we’re going to leave the compensation arrangements that apply to Gramercy’s management team in place.

Gordon DuGan:                                 Yes.  And I — you know, (Mitch), as we’ve talked about, we’re, you know — as we go forward, we’ll need new plans and they’ll have to be — you know, we love — you know, we love the fact that, you know, we like — we like betting on ourselves.

So, you know, we don’t have anything to roll out yet.  We’ve been busy on other things, as you know.  So, you know, the feed — the — both boards have talked about alignment of interest with shareholders in keeping a best-in-class alignment and, you know, Charles is at the — at the top of that list in terms of wanting to keep, you know, very, very strong alignment between management and shareholders.

(Mitch Germain):                          Great.  And then last for me, you — I know, Gordon, you know, your company’s undertaking a pretty substantial growth this year.  Care to share some economics from with regards to a cap rate on this transaction in terms of what you feel, you know, the deal transacted for?

Gordon DuGan:                                 I’m looking around the room to see what I’m allowed to say and what I’m not.  Yes.  So from a Gramercy — from a Gramercy perspective, the cash cap rate is the 7.4 pre-synergies.

(Mitch Germain):                          Thanks.  Congrats.

Gordon DuGan:                                 Thanks, (Mitch).

Charles Black:                                        Thank you.

Operator:                                                                    Our next question comes from the line of (Dan Donlan) with (Ladenburg Thalmann).

(Dan Donlan):                                          Thank you.  Just curious on the — on the cash cap, you know, at 7.33.  I have it at a 7.8.  So just kind of curious.  I was hoping you would (inaudible).

Gordon DuGan:                                 I like your number better, (Dan).  Thank you.

(Dan Donlan):                                          Well, I’m just kind of curious what kind of goes in — what went into that number, you know?  We assume at 70 Hudson it’s taken — given back to the lenders, but in that 7.4, maybe the reason it’s lower than mine is because you’re assuming a lot of the rents over the next few years.  Are you marking those down to market, you know?

Kind of what’s — what do you think the delta is there, you know, notwithstanding my model being inaccurate?

Gordon DuGan:                                 You know, I — (Dan), I don’t have any insight on that, you know?  We — I’m sure as you start to reconcile the model, we hit everybody, you know, this morning and I apologize to that.

I especially apologize to (Simon Yarmak) who initiated last night on GPT and then wakes up the next morning to see all hell breaking lose and hopefully a very good way, but just in terms of piling on work for you guys.

So I’m sure they’ll — that’ll reconcile through.  I don’t have a reconciliation in front of me, so I can’t — I can’t help on that.

(Dan Donlan):                                          Well, I guess, when you — when you think about — when you thought about what you paid for it, did you guys roll down rents to where you think, you know — looking at the role the next couple of years, did you roll down rents and/or bring occupancy down to where you thought it might be, you know?

How — you know, how did you look at it from that standpoint?

Benjamin Harris:                          We looked at — you know, we did an individual asset-by-asset valuation, looked at mark to market risk across the portfolio, and have run a countless number of different disposition strategies, and, you know, I think as we — as we progress and, you know, as we get through the repositioning plan, I think that’s — that will really be the measure to judge, you know, how successful this merger — this merger is.

Gordon DuGan:                                 Ben, one — two high level metrics on that, where we saw the most rollover risk had the longest leases in terms of mark to market.  So that was a positive.  That gives us a lot of flexibility.

And then the second thing is, again, I was surprised to see that the rollover was 50/50 industrial and office.  That’s a rough number excluding 70 Hudson over the next 4 years.  So, you know, it’s been, you know — we’ve looked at this thing every way from Sunday and did an asset-by-asset buildup on every asset as Chambers Street did on us.

(Dan Donlan):                                          OK.  Last question for me.  So as you — why not bring in a J.V. partner for this in order to lessen the impact on the balance sheet, on the earnings, or is that still potentially on the table?

And when you talk about asset sales, is, you know — is that a potential of just from your standpoint or do you think it’s going to be more off — more of a one-off basis when you do sell assets?

Benjamin Harris:                          We’ll look at, you know, every potential option for disposition.  So that may — that may include selling assets into joint ventures.  It may include selling portfolios.  It may include selling individual assets.  May include spinoffs.  I think that’s, you know — that plan will develop over time.

I think we’re really looking at this in phases.  So our initial — our initial focus is going to be sort of a first round of dispositions to really minimize near-term rent rollover that we — that we believe has, you know — has potential mark to market effect, and also start to minimize the ongoing CAPEX.

And then — but we think — we think as a combined company there’s enormous optionality and enormous opportunity to create value out of the combined portfolios.  So we’re very excited about that and we think — you know, we think — we think we have a really interesting platform in which to — in which to, you know — to extract value.

Gordon DuGan:                                 Yes.  And I wouldn’t — I wouldn’t underestimate some of the — you know, some of the private market activity is really strong.  Again, both on leasing, investment sales.  I mentioned this building we’re selling in California.  It’s, like, an 8-year lease, good credit, suburban office, and we’re getting a 7.1 cap rate on it.

So, you know, the public market wouldn’t give us a 7.1 cap rate on it.  I guarantee you, but we can execute in the private market, you know, better than that.  So, you know, if that bid stayed strong, (Dan), I think we have tons and tons and tons of optionality.

If the private market, you know, falls out of bed, then that’s a — you know, that’s another story.  Then we — you know, then we, you know, manage the cash flow.  And obviously we’ll look to set the dividend along with the board at a level that, you know, everybody’s comfortable with that makes the most sense.

(Dan Donlan):                                          OK.  And then from a guidance — from a guidance...

Gordon DuGan:                                 That’s another lever we have in running the company is the dividend level.

(Dan Donlan):                                          Sure.  And then from a guidance perspective, you know, given everything you just said, it sounds like, you know, there’s a couple of things in flux.  When should we expect, you know, some type of clarity on where the numbers are going to move, you know?  Should we see it by...

Gordon DuGan:                                 Good questions, you know?  As soon as possible.  You know, we’ve, you know — it’s a good question, (Dan).  Let us reflect on that.  I don’t have an answer for you today.

(Dan Donlon):                                          Sure.  That’s fine.  Thank you.

Gordon DuGan:                                 OK.  Thanks, (Dan).

Operator:                                                                    This concludes the Q&A portion of today’s call.  We thank you for your participation, you may now disconnect and have a wonderful day.

END

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the transactions referred to in this material, Chambers Street expects to file a registration statement on Form S-4 with the SEC containing a preliminary joint proxy statement of Gramercy and Chambers Street that also constitutes a preliminary prospectus of Chambers Street.  After the registration statement is declared effective, Gramercy and Chambers Street will mail a definitive proxy statement/prospectus to stockholders of Gramercy and shareholders of Chambers Street.  This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Gramercy or Chambers Street may file with the SEC and send to Gramercy’s stockholders and/or the Company’s shareholders in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS OF GRAMERCY AND CHAMBERS STREET ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Gramercy or Chambers Street through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Gramercy will be available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at 212-297-1000.  Copies of the documents filed with the SEC by Chambers Street will be available free of charge on Chambers Street’s website at

www.chambersstreet.com or by contacting Chambers Street’s Investor Relations Department at 609-806-2682.

Gramercy and Chambers Street and their respective directors/trustees and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11, 2015 and other filings filed with the SEC. Information about the trustees and executive officers of Chambers Street is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015, and other filings filed with the SEC. These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between Gramercy and Chambers Street, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, and any other statements regarding Gramercy and Chambers Street’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “in-creases,” and “potential,” and similar expressions.  All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements.  Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  Some of the factors that may affect outcomes and results include, but are not limited to: (i)  risks associated with the parties’ ability to obtain the required shareholder approval to consummate the merger and the timing of the closing of the merger, including the risks that a condition to closing would not be satisfied or that the closing of the merger will not occur, (ii) the outcome of any legal proceedings that may be instituted against the parties’ and others related to the merger agreement, (iii) changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for our properties, (v) risks associated with acquisitions,

(vi) maintenance of real estate investment trust (“REIT”) status, (vii) availability of financing and capital, (viii) changes in demand for developed properties, (ix) risks associated with achieving expected revenue synergies or cost savings, (x) national, international, regional and local economic climates, and (xi) those additional risks and factors discussed in reports filed with the SEC by Gramercy and Chambers Street from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.